UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For September 11, 2026

Commission File Number: 001-14978

Smith & Nephew plc
(Registrant’s name)

Building 5, Croxley Park Hatters Lane,
Watford Hertfordshire WD18 8YE
United Kingdom
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F	__

EXPLANATORY NOTE

In connection with the issuance by Smith & Nephew plc of $700,000,000 aggregate principal amount of 5.750% Notes due 2036 (the “Securities”), Smith & Nephew plc is filing the following documents solely for incorporation into the Registration Statement on Form F-3 (File No. 333-277815):

Exhibit List

Exhibit No.	Description
4.1	First Supplemental Indenture, between the Registrant and The Bank of New York Mellon, London Branch, as trustee, dated September 11, 2026.
5.1	Opinion of Davis Polk & Wardwell London LLP, English law counsel to Smith & Nephew plc.
5.2	Opinion of Davis Polk & Wardwell London LLP, US counsel to Smith & Nephew plc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SMITH & NEPHEW PLC
(Registrant)

Date: September 11, 2026	By:	/s/ Adam Richford
	Name:	Adam Richford
	Title:	Group Treasurer